DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of United States dollars)

	June 30,	December 31,
	2023	2022
	$	$
Assets
Current assets:
Cash and cash equivalents	203,923	216,293
Trade and other receivables (Note 5)	39,414	37,527
Income taxes receivable	40	435
Prepaids and deposits	9,848	6,378
Net investment in finance lease	83	174
Contract costs, net	5,545	2,778
	258,853	263,585
Non-current assets:
Contract costs, net	8,884	7,931
Net investment in finance lease	83	241
Deferred tax asset	163	118
Right-of-use assets, net (Note 6)	1,790	2,038
Property and equipment, net (Note 7)	2,339	2,624
Intangible assets, net (Note 8)	6,812	1,150
Goodwill (Note 9)	10,039	5,982
	288,963	283,669
Liabilities
Current liabilities:
Trade and other payables	31,498	26,025
Automatic share repurchase plan liability (Note 11)	41,958	—
Income taxes payable	171	101
Deferred revenue	61,294	55,779
Contingent consideration	1,136	1,083
Lease obligations (Note 6)	1,544	1,374
	137,601	84,362
Non-current liabilities:
Acquisition holdback payables	1,022	—
Contingent consideration	—	1,177
Deferred revenue	316	528
Lease obligations (Note 6)	1,169	1,692
Employee benefit obligations	2,794	2,423
Deferred tax liability	1,523	1,276
	144,425	91,458
Shareholders’ equity
Share capital (Note 11)	268,701	268,194
Contributed surplus	10,291	8,458
Accumulated other comprehensive loss	(5,203)	(9,571)
Deficit	(129,251)	(74,870)
Total equity	144,538	192,211
	288,963	283,669
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE LOSS
(expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Revenue (Note 14)	43,594	34,936	85,053	66,991
Cost of revenue (Note 15 and 16)	8,410	6,979	16,464	13,531
Gross profit	35,184	27,957	68,589	53,460

Operating expenses
General and administrative (Note 16)	9,345	7,597	16,901	14,972
Sales and marketing (Note 16)	18,048	14,880	34,820	28,627
Research and development (Note 16)	8,808	6,110	16,185	12,296
Share-based compensation (Note 12)	1,326	1,530	2,593	2,624
Foreign exchange loss (gain)	4,355	(4,854)	4,457	(1,463)
Depreciation and amortization (Note 6, 7 and 8)	824	587	1,531	1,167
	42,706	25,850	76,487	58,223
Operating (loss) income	(7,522)	2,107	(7,898)	(4,763)

Finance income, net (Note 10)	(2,406)	(333)	(4,573)	(352)
Other (income) expense, net	—	(22)	183	(43)
(Loss) income before income taxes	(5,116)	2,462	(3,508)	(4,368)

Income tax expense	558	359	921	488

Net (loss) income for the periods	(5,674)	2,103	(4,429)	(4,856)

Other comprehensive (income) loss
Item that may be reclassified subsequently to income:
Exchange (gain) loss on translation of foreign operations	(4,209)	5,155	(4,368)	1,943

Comprehensive loss	(1,465)	(3,052)	(61)	(6,799)

Income (loss) per share - basic	(0.17)	0.06	(0.13)	(0.15)
Income (loss) per share - diluted	(0.17)	0.06	(0.13)	(0.15)
Weighted average number of common shares outstanding - basic (Note 13)	33,151,370	33,022,813	33,127,156	33,015,045
Weighted average number of common shares outstanding - diluted (Note 13)	33,151,370	34,019,120	33,127,156	33,015,045

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2021	32,857,422	266,119	4,312	2,113	(81,888)	190,656
Exercise of stock options (Note 11 and 12)	6,409	101	(48)	—	—	53
Share-based compensation (Note 12)	—	—	2,624	—	—	2,624
Issuance of common shares related to business combination	15,364	700	—	—	—	700
Share issuance under employee share purchase plan (Note 11 and 12)	6,377	361	(57)	—	—	304
Comprehensive loss	—	—	—	(1,943)	(4,856)	(6,799)
Balance, June 30, 2022	32,885,572	267,281	6,831	170	(86,744)	187,538

Balance, December 31, 2022	32,913,955	268,194	8,458	(9,571)	(74,870)	192,211
Exercise of stock options (Note 11 and 12)	8,735	149	(49)	—	—	100
Share-based compensation (Note 12)	—	—	2,593	—	—	2,593
Share issuance under employee share purchase plan (Note 11 and 12)	8,785	322	(58)	—	—	264
Release of restricted share units (Note 11 and 12)	18,442	653	(653)	—	—	—
Shares issued related to contingent consideration	50,550	1,625	—	—	—	1,625
Shares repurchased for cancellation under normal course issuer bid (Note 11)	(279,676)	(2,242)	—	—	(7,994)	(10,236)
Share repurchase commitment under the automatic share purchase plan (Note 11)	—	—	—	—	(41,958)	(41,958)
Comprehensive loss	—	—	—	4,368	(4,429)	(61)
Balance, June 30, 2023	32,720,791	268,701	10,291	(5,203)	(129,251)	144,538

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of United States dollars)

	Six months ended June 30,
	2023	2022
	$	$
Cash flows from (used in) operating activities
Net loss	(4,429)	(4,856)
Adjustments to reconcile net loss to net cash from (used in) operating activities:
Depreciation and amortization	1,531	1,167
Share-based compensation	2,593	2,624
Loss on disposal of asset	197	11
Unrealized foreign exchange loss (gain)	4,408	(1,383)
Income tax expense	921	488
Finance income, net	(4,573)	(352)
Changes in non-cash working capital items:
Trade and other receivables	(912)	(1,840)
Prepaids and deposits	(3,361)	(1,175)
Contract costs	(3,590)	(3,756)
Trade and other payables	5,575	1,033
Employee benefit obligations	335	284
Deferred revenue	4,877	6,416
Income taxes (paid) received	(299)	459
Cash from (used in) operating activities	3,273	(880)

Cash flows used in investing activities
Purchase of property and equipment	(266)	(509)
Payments of contingent consideration from acquisitions	(216)	(93)
Acquisition of business, net of cash acquired	(8,671)	(1,071)
Cash used in investing activities	(9,153)	(1,673)

Cash flows (used in) from financing activities
Payments received on net investment in finance lease	64	70
Repayment of lease obligations	(850)	(700)
Interest received	4,056	537
Proceeds from exercise of stock options	100	53
Proceeds from share issuance under employee share purchase plan	264	304
Shares repurchased for cancellation under normal course issuer bid	(10,236)	—
Cash (used in) from financing activities	(6,602)	264

Net change in cash and cash equivalents during the period	(12,482)	(2,289)
Effect of foreign exchange on cash and cash equivalents	112	(699)
Cash and cash equivalents, beginning of the period	216,293	215,323
Cash and cash equivalents, end of the period	203,923	212,335

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

1	Nature of business

Docebo Inc. (the “Company” or “Docebo”) is a provider of cloud-based learning management systems. The Company was incorporated on April 21, 2016 under the laws of the Province of Ontario. The Company’s head office is located at Suite 701, 366 Adelaide Street West, Toronto, Canada, M5V 1R9.

The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”.

The Company has the following subsidiaries:

Entity name	Country	Ownership percentage June 30, 2023	Ownership percentage December 31, 2022
		%	%
Docebo S.p.A	Italy	100	100
Docebo NA, Inc.	United States	100	100
Docebo EMEA FZ-LLC	Dubai	100	100
Docebo UK Limited	England	100	100
Docebo France Société par Actions Simplifiée (“Docebo France”)	France	100	100
Docebo DACH GmbH (“Docebo Germany”)	Germany	100	100
Docebo Australia Pty Ltd. ("Docebo Australia")	Australia	100	100
Docebo Ireland Limited	Ireland	100	100
Circles Collective Inc. ("PeerBoard")	United States	100	—
Edugo AI HK Limited	Hong Kong	100	—

2	Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements (“financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 9, 2023.

Use of estimates, assumptions and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)
Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

3	Summary of significant accounting policies

The significant accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022.

4	Business combinations

Circles Collective Inc.

On April 3, 2023, the Company acquired all of the issued and outstanding shares of Circles Collective Inc. (o/a PeerBoard), a plug and play community-as-a-service platform based in the United States. The acquisition of PeerBoard will expand Docebo’s external training offering and enhance the Company’s social learning capabilities.

Total purchase consideration of $2,991, consisting of: (i) cash paid on closing of $2,526; and (ii) a cash holdback amount of $466 (maximum undiscounted amount of $500) payable on the second year anniversary of the acquisition. The issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, is payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.

In addition, potential future consideration of up to $4,000 in cash over the three years following the closing date is owing to an employee of the acquiree based on the achievement of both performance milestones and continued employment. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services and are not considered purchase consideration in the business combination.

Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three and six months ended June 30, 2023 amounting to $245 and $499, respectively, were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed consolidated interim statements of (loss) income and comprehensive loss.

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value.

The following table summarizes the preliminary allocations of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

Current assets:
Cash and cash equivalents	2
2
Non-current assets:
Technology	1,830
Goodwill	1,210
Total assets	3,042

Liabilities
Current liabilities:
Trade and other payables	2
Deferred revenue	1
3
Non-current liabilities:
Deferred tax liability	48
Total liabilities	51
Fair value of net assets acquired	2,991

Paid in cash	2,526
Holdback payable	466
Working capital adjustment	(1)
Total purchase consideration	2,991

The goodwill related to the acquisition of PeerBoard reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The technology acquired is amortized on a straight-line basis over the estimated useful life of 5 years.

The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date.

Edugo AI HK Limited

On June 9, 2023, the Company acquired all of the issued and outstanding shares of Edugo AI HK Limited (“Edugo.AI”), a Generative AI-based Learning Technology that uses advanced Large Language Models and algorithms to optimize learning paths and adapt to individual learner needs.

Total purchase consideration of $6,741 consisted of: (i) cash paid on closing of $6,151; (ii) a cash holdback amount of $552 (maximum undiscounted amount of $603) payable on the second year anniversary of the acquisition; and (iii) a pre-closing expense advance of $38. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.

In addition, potential future consideration of up to $8,028 in cash over the three years following the closing date is owing to an employee of the acquiree based on the achievement of both performance milestones and continued employment. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services and are not considered purchase consideration in the business combination.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the three and six months ended June 30, 2023 amounting to $304 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed consolidated interim statements of (loss) income and comprehensive loss.

The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value.

The following table summarizes the preliminary allocations of the consideration paid and the amounts of fair value of the assets acquired and liabilities assumed at the acquisition date:

Fair value recognized on acquisition
$
Assets
Current assets:
Cash and cash equivalents	4
4
Non-current assets:
Technology	4,126
Goodwill	2,798
Total assets	6,928

Liabilities
Current liabilities:
Trade and other payables	187
Total liabilities	187
Fair value of net assets acquired	6,741

Paid in cash	6,151
Holdback payable	552
Pre-funded expenses	38
Total purchase consideration	6,741

The goodwill related to the acquisition of Edugo.AI reflects the benefits attributable to future market development and the fair value of an assembled workforce. These benefits were not recognized separately from goodwill because they did not meet the recognition criteria for identifiable intangible assets. This goodwill is not deductible for income tax purposes.

The technology acquired is amortized on a straight-line basis over the estimated useful life of 5 years.

The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

5	Trade and other receivables

The Company’s trade and other receivables as at June 30, 2023 and December 31, 2022 include the following:

	2023	2022
	$	$
Trade receivables	33,250	29,128
Accrued revenues	3,191	3,288
Tax credits receivable	2,195	3,054
Interest receivable	657	1,662
Other receivables	121	395
	39,414	37,527

Included in trade receivables is a loss allowance of $1,007 as at June 30, 2023 and $719 as at December 31, 2022.

6	Leases

The Company’s right-of-use assets by class of assets are as follows:

	Premises	Others	Total
	$	$	$
Costs
Balance – December 31, 2022	4,717	382	5,099
Additions	357	—	357
Effects of foreign exchange	105	5	110
Balance – June 30, 2023	5,179	387	5,566

Accumulated amortization
Balance – December 31, 2022	2,796	265	3,061
Amortization	616	27	643
Effects of foreign exchange	60	12	72
Balance – June 30, 2023	3,472	304	3,776

Carrying value
Net balance – December 31, 2022	1,921	117	2,038
Net balance – June 30, 2023	1,707	83	1,790

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)
The Company’s lease obligations are as follows:

2023
$
Balance – January 1	3,066
Additions	357
Interest accretion	112
Lease repayments	(850)
Effects of foreign exchange	28
Balance – June 30	2,713

Current	1,544
Non-current	1,169
2,713

Expenses incurred for the three and six months ended June 30, 2023 relating to short-term leases and leases of low-value assets were $30 and $68, respectively (2022 - $54 and $116).

7	Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Total
	$	$	$	$
Cost
Balance – December 31, 2022	2,983	1,864	332	5,179
Additions	245	21	—	266
Effects of foreign exchange	40	22	7	69
Balance – June 30, 2023	3,268	1,907	339	5,514

Accumulated depreciation
Balance – December 31, 2022	1,493	979	83	2,555
Depreciation	409	162	6	577
Effects of foreign exchange	27	13	3	43
Balance – June 30, 2023	1,929	1,154	92	3,175

Carrying value
Balance – December 31, 2022	1,490	885	249	2,624
Balance – June 30, 2023	1,339	753	247	2,339

8	Intangible assets

	Acquired
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost
Balance – December 31, 2022	1,335	502	43	1,880
Acquisitions through business combinations	—	5,956	—	5,956
Effects of foreign exchange	20	7	1	28
Balance – June 30, 2023	1,355	6,465	44	7,864

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

	Acquired
	Customer relationships	Technology	Trademarks	Total

Balance – December 31, 2022	483	218	29	730
Amortization	113	191	7	311
Effects of foreign exchange	7	3	1	11
Balance – June 30, 2023	603	412	37	1,052

Carrying value
Balance – December 31, 2022	852	284	14	1,150
Balance – June 30, 2023	752	6,053	7	6,812

9	Goodwill

$
Balance – December 31, 2022	5,982
Additions	4,008
Effects of foreign exchange	49
Balance – June 30, 2023	10,039

10	Finance income and expenses

Finance income for the three and six months ended June 30, 2023 and 2022 is comprised of:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on acquisition related consideration	20	39	36	55
Interest on lease obligations	53	69	112	144
Interest income	(2,479)	(443)	(4,721)	(553)
Bank fees and other	—	2	—	2
	(2,406)	(333)	(4,573)	(352)

11	Share capital

Authorized:
Unlimited common shares with no par value
Issued and outstanding:
	Number of shares	Amount
	#	$

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

Balance – December 31, 2022	32,913,955	268,194
Exercise of stock options	8,735	149
Issuance of common shares under employee share purchase plan	8,785	322
Release of restricted share units	18,442	653
Issuance of common shares related to contingent consideration	50,550	1,625
Purchase of common shares held for cancellation under normal course issuer bid	(279,676)	(2,242)
Balance – June 30, 2023	32,720,791	268,701

On April 27, 2023, the Company issued a total of 50,550 common shares from treasury as part of the contingent consideration earn-out payments due to the sellers of forMetris Société par Actions Simplifiée for meeting certain revenue conditions in the second year following the date of acquisition. The shares were issued based on the fair value thereof, which was determined to be $32.09 (C$44.74). The equity settlement resulted in a reduction to the contingent consideration balance as at June 30, 2022.

On May 15, 2023, the Company announced the commencement of a normal course issuer bid (“NCIB”) to repurchase and cancel up to 1,650,672 of its common shares, representing approximately 5% of the public float, over the 12-month period commencing May 18, 2023, and ending no later than May 17, 2024. All repurchases are made through the facilities of the Toronto Stock Exchange and are done at market prices. The amounts paid above the average book value of the common shares are charged to retained earnings. During the three and six months ended June 30, 2023, the Company repurchased a total of 279,676 common shares for cancellation at an average price of $36.60 (C$48.43) per common share for total cash consideration of $10,236. As at June 30, 2023, $429 of cash consideration related to common share repurchases was recorded in accounts payable and accrued liabilities.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker is authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP of $41,958 as at June 30, 2023. The amount was charged to retained earnings.

12	Share-based compensation

The Company has five components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”) and employee share purchase plan (“ESPP”). Share-based compensation expense for the three and six months ended June 30, 2023 was $1,326 and $2,593, respectively (2022 - $1,530 and $2,624). The expense associated with each component is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Stock options	460	651	1,026	1,048
DSUs	224	195	453	399
RSUs	619	652	1,056	1,101
ESPP	23	32	58	76
	1,326	1,530	2,593	2,624

There were no PSUs issued and outstanding for the three and six months ended June 30, 2023 and 2022.

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)
The following table presents share-based compensation expense by function for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Cost of revenue	91	88	116	195
General and administrative	792	987	1,525	1,662
Sales and marketing	59	406	504	752
Research and development	384	49	448	15
	1,326	1,530	2,593	2,624

The changes in the number of stock options during the six months ended June 30, 2023 and 2022 were as follows:

	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	C$	#	C$
Options outstanding – January 1	1,349,001	13.60	1,283,088	12.00
Options granted	215,575	52.15	146,119	45.09
Options forfeited	(77,523)	40.30	(45,697)	41.84
Options exercised	(8,735)	16.00	(6,409)	13.89

Options outstanding – June 30	1,478,318	17.81	1,377,101	14.51
Options exercisable – June 30	1,030,186	6.81	891,673	4.11

The weighted average fair value of share options granted during the six months ended June 30, 2023 and 2022 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs:

	2023	2022
	C$	C$
Weighted average stock price valuation	$52.15	$45.09
Weighted average exercise price	$52.15	$45.09
Risk-free interest rate	3.00%	2.51%
Expected life in years	4.5	6.25
Expected dividend yield	—%	—%
Volatility	65%	62%
Weighted average fair value of options issued	$28.14	$26.78

The following table is a summary of the Company’s stock options outstanding as at June 30, 2023:

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	2.49	0.0001 - 1.09	784,368
8.86 - 11.06	51,811	7.46	8.86 - 11.06	35,126
15.79 - 16.00	228,509	5.67	15.79 - 16.00	139,060
26.43 - 95.12	413,630	6.61	26.43 - 95.12	71,632
	1,478,318	4.31		1,030,186

The following table is a summary of the Company’s stock options outstanding as at June 30, 2022:

Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	784,368	4.96	0.0001 - 1.09	748,368
8.86 - 11.06	51,811	8.46	8.86 - 11.06	21,084
15.79 - 16.00	273,927	7.28	15.79 - 16.00	98,739
26.43 - 95.12	266,995	9.42	26.43 - 95.12	23,482
	1,377,101	6.42		891,673

DSUs

The following table presents information concerning the number of DSUs granted by the Company:

#
DSUs – December 31, 2022	87,222
Granted (at C$43.93 - $53.15 per unit)	3,391
DSUs - June 30, 2023	90,613

RSUs

The following table presents information concerning the number of RSUs granted by the Company:

#
RSUs – December 31, 2022	103,626
Granted (at C$43.55 - $52.38 per unit)	116,301
Released (at C$42.24 - $86.38 per unit)	(18,442)
Forfeited (at C$42.24 - $86.38 per unit)	(30,076)
RSUs - June 30, 2023	171,409

13	Net (loss) income per share

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)
Basic and diluted net (loss) income per share for the three and six months ended June 30 are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net (loss) income attributable to common shareholders	(5,674)	2,103	$(4,429)	$(4,856)

Basic weighted average number of common shares outstanding	33,151,370	33,022,813	33,127,156	33,015,045
Stock options	—	845,038	—	—
DSUs	—	61,350	—	—
RSUs	—	89,919	—	—
Diluted weighted average number of common shares outstanding	33,151,370	34,019,120	33,127,156	33,015,045

Basic net loss (income) per common share	$(0.17)	$0.06	$(0.13)	$(0.15)
Diluted net loss (income) per common share	$(0.17)	$0.06	$(0.13)	$(0.15)

The Company has three categories of potentially dilutive securities outstanding: stock options, DSUs and RSUs. All potentially dilutive securities have been excluded from the calculation of diluted loss per share for the period in which the Company is in a net loss position. Including the dilutive securities in this period would be anti-dilutive; therefore, basic and diluted number of shares used in the calculation is the same for the period presented.

The weighted average outstanding number and type of securities that could potentially dilute basic net income per share in the future but would have decreased the loss per share (anti-dilutive) for the periods in which the Company is in a net loss position are as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	#	#	#	#
Stock options	793,887	—	798,376	865,822
DSUs	89,764	—	89,409	60,868
RSUs	205,759	—	160,610	69,245
	1,089,410	—	1,048,395	995,935

14	Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application, and professional services revenue, which includes services such as initial implementation, project management, and training.

The following table presents a disaggregation of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Subscription revenue	40,846	31,916	79,690	61,044
Professional services	2,748	3,020	5,363	5,947
	43,594	34,936	85,053	66,991

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)

15	Cost of revenue

The following table represents cost of revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Employee salaries and benefits	4,713	4,117	9,299	8,276
Web hosting fees	1,225	1,203	2,402	2,260
Third party service fees	2,150	1,425	4,273	2,598
Other	322	234	490	397
	8,410	6,979	16,464	13,531

16	Employee compensation

The total employee compensation comprising salaries and benefits, and excluding share-based compensation, for the three and six months ended June 30, 2023 was $28,755 and $54,823, respectively (2022 - $22,714 and $44,589).
Employee compensation costs were included in the following expenses for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Cost of revenue	4,713	4,117	9,299	8,276
General and administrative	4,310	3,381	7,820	6,746
Sales and marketing	12,610	10,406	24,577	20,113
Research and development	7,122	4,810	13,127	9,454
	28,755	22,714	54,823	44,589

17	Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly, including the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Chief Product Officer, Chief Corporate Development Officer, Chief Human Resource Officer, Chief Legal Officer and Directors.

Compensation expense for the Company’s key management personnel for the three and six months ended June 30, 2023 and 2022 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries and benefits	1,335	701	2,281	1,508
Share-based compensation	1,031	1,013	2,137	1,681
	2,366	1,714	4,418	3,189

18	Financial instruments and risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
June 30, 2023
(expressed in thousands of US dollars, except share amounts)
Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts.

The carrying values of cash and cash equivalents, trade and other receivables, trade and other payables, and ASPP liability approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Contingent consideration is classified as a Level 3 financial instrument. The fair value of the contingent consideration was calculated using discounted cash flows. During the three and six months ended June 30, 2023, there were no transfers of amounts between levels in the fair value hierarchy.

19	Segment information

The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment.

The following tables present details on revenues derived in the following geographical locations for the three and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	$	$	$	$
North America	32,895	26,437	64,372	50,292
Rest of World	10,699	8,499	20,681	16,699
	43,594	34,936	85,053	66,991